

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Philip McHugh
Chief Executive Officer
Paysafe Limited
Victoria Place
31 Victoria Street
Hamilton H10, Bermuda

      Re: Paysafe Limited
           Registration Statement on Form F-1
           Filed May 19, 2021
           File No. 333-256299

Dear Mr. McHugh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services

cc: Will Golden